Robert G. Reedy Partner {713} 226-6674 Phone {713} 226-6274 Fax rreedy@porterhedges.com	Porter & Hedges, L.L.P. RELIANT ENERGY PLAZA 1000 Main Street, 36th Floor Houston, Texas 77002 {713} 226-6000 Phone {713} 228-1331 Fax porterhedges.com
May 1, 2009
Via EDGAR and Facsimile (703) 813-6982
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Mr. Douglas Brown
Mr. Mike Karney

Re:	PetroQuest Energy, Inc.
Registration Statement on Form S-3 filed April 6, 2009
File No. 333-158446

Form 10-K for the year ended December 31, 2008 filed February 27, 2009
Schedule 14A filed March 27, 2009
File No. 001-32681
Dear Messrs. Schwall, Brown and Karney:
     This letter is in response to your letter dated April 29, 2009, to PetroQuest Energy, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Registration Statement on Form S-3, Annual Report on Form 10-K and Definitive Proxy Statement on Schedule 14A. As we discussed on our call yesterday, this letter only addresses the Staff’s comments to the proxy statement contained in comments 8 and 9 of your letter. We will submit a separate response at a later date addressing the Staff’s comments to the Form S-3 and Form 10-K. For your convenience, each response is preceded by the Staff’s comment to which the response relates.
Schedule 14A
Annual Cash Incentive Compensation, page 18
8.	Comment. Please provide your objective performance measures, thresholds and goals on which you base your determination for each named executive officers’ annual cash incentive compensation, including, the nine objective performance criteria (collectively “targets”), in addition to a description of the specific levels of achievement of the

U.S. Securities and Exchange Commission
May 1, 2009

company relative to the targets, in particular, how the compensation committee determined and allocated the 45 points for the achievement of the targets in 2008. Further, provide any additional information pertaining to each individual’s performance that the compensation committee considered in determining specific payout levels for the annual cash incentive compensation for 2008. See Item 402(b)(l) of Regulation S-K.

If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Response. For the reasons discussed below, the Company proposes to comply prospectively with the Staff’s comment in any future proxy statement or other filing that the Company may file with the Commission that requires the inclusion of the information required by Item 402(b) of Regulation S-K. Enclosed with this letter is an excerpt from the Company’s proxy statement marked to show sample disclosure that the Company anticipates including in future filings to address the Staff’s comment. The substance of such disclosure will of course depend on the facts and circumstances in existence at the time of each filing.

The Company proposes to comply prospectively with the Staff’s comment because it believes that the information contained in the sample disclosure is not material to stockholders that will be voting at the annual meeting of stockholders that is the subject of the Company’s proxy statement. By way of background, the Company’s annual meetings of stockholders have never been controversial or well-attended. Two routine proposals are scheduled to be voted upon at this year’s meeting: the election of directors and the ratification of the appointment of Ernst & Young LLP as the Company’s independent registered accounting firm for the fiscal year ending December 31, 2009. Neither the nominees for election to the Company’s board of directors nor the Company’s independent registered accounting firm has changed since the annual meeting of stockholders held in 2007. In addition, the Company has never received a stockholder proposal or nominee for director from its stockholders though the processes described in the Company’s proxy statement.

More importantly, the information contained in the current disclosure relating to the annual cash incentive component of executives’ compensation reflects that annual cash incentive awards are significantly reduced (on both an absolute basis and as a percentage of annual salary) when comparing amounts awarded for performance in 2007 versus 2008. Although the addition of the thresholds, goals and levels of achievement would provide additional detail to stockholders, the Company believes that its existing disclosure containing the performance measures and indicating that the Company

U.S. Securities and Exchange Commission
May 1, 2009

achieved 45 of the 100 points available under the annual cash bonus plan is the material portion of the disclosure. In addition, the points assigned to each performance measure are not significantly different when compared to the other performance measures. The Company already discloses the aggregate value allocated to objective performance measures and subjective performance measures (i.e., in the discretion of the Company’s compensation committee).

In addition, the Company notes that the annual meeting is scheduled to be held on May 13, 2009, less than two weeks from today’s date, and that timely delivery of additional information that is presented in a format that is meaningful and not confusing to stockholders will be burdensome on the Company, both from a financial and an employee cost perspective. The Company also believes that delaying the annual meeting does not relieve this burden and will result in additional cost and expense without providing a commensurate benefit to its stockholders.
Restricted Stock, page 19
9.	Comment. Please provide a discussion on how the compensation committee determined each named executive officers’ restricted stock award amount.

Response. For the reasons discussed below, the Company proposes to comply prospectively with the Staff’s comment in any future proxy statement or other filing that the Company may file with the Commission that requires the inclusion of the information required by Item 402(b) of Regulation S-K. Enclosed with this letter are excerpts from the Company’s proxy statement marked to show the kind of disclosure that the Company anticipates including in future filings to address the Staff’s comment. The substance of such disclosure will of course depend on the facts and circumstances in existence at the time of each filing.

The Company proposes to comply prospectively with the Staff’s comment because it believes that the information contained in the sample disclosure is not material to stockholders that will be voting at the annual meeting of stockholders that is the subject of the Company’s proxy statement. The circumstances relating to the subject matter of and the circumstances and logistics surrounding the annual meeting supporting this conclusion are discussed in the Company’s response to comment 8 above. In addition, the information contained in the current disclosure relating to long-term equity incentive compensation reflects that long-term incentive awards (on both an absolute basis and as a percentage of annual salary) are dramatically reduced when comparing awards made for performance in 2007 versus 2008. Lastly, the process followed by the Company’s compensation committee in making these awards is subjective in nature, and is based on an overall review of the Company’s and management’s performance and the committee’s assessment of the appropriate level of long-term equity incentive compensation. The Company’s compensation committee does not follow a specific process or necessarily

U.S. Securities and Exchange Commission
May 1, 2009

consider the same or objective factors when making its overall review of the Company’s performance.
     In conclusion, the disclosure in the Company’s proxy statement indicates that 2008 was a year in which executive compensation was reduced, in some instances dramatically. On balance, the Company believes that it has communicated the material information to stockholders regarding executive compensation and that the addition of the information contained in the sample disclosure, while informative, only provides additional detail. If 2008 had been a year in which the Company dramatically increased executive compensation or changed its executive compensation methodology, the Company’s views on this issue may have been different.
     This letter has been prepared at the direction of, and reviewed and approved by, the appropriate senior officers of the Company. I hope the foregoing materials are responsive to the Staff’s comments. Please call the undersigned at (713) 226-6674 with any additional comments or questions you may have.

Regards,
/s/ Robert G. Reedy

Robert G. Reedy

Enclosure